02034565

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DRC Resources Corp.

*CURRENT ADDRESS

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 713 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/6/02

DRC Resources Corporation
(TSXV-DRC)

82-713

ARS
12-31-01



2001 Annual Report

ATTENTION SHAREHOLDERS

TO RECEIVE CURRENT PRESS RELEASES WITH THE LATEST CORPORATE DEVELOPMENTS AND PROGRESS ON THE AFTON COPPER-GOLD PROJECT, PLEASE PROVIDE THE COMPANY WITH YOUR E-MAIL ADDRESS.

PLEASE SEND YOUR EMAIL ADDRESS TO DRCRESOURCES@UNISERVE.COM

REPORT TO SHAREHOLDERS

Corporate Profile

DRC Resources Corporation is a publicly traded resource company located in Vancouver, British Columbia, Canada. The Company explores in highly active areas with good exploration potential for discovery of new mineral deposits. The main focus of the Company is the exploration and development of the Afton Copper-Gold Project, an advanced exploration project located in the Kamloops Mining Division, B.C. The directors and management of DRC Resources are committed to building a profitable resource company and creating wealth for our shareholders.

DRC Resources, incorporated in 1980, has 8.48 million (fully diluted 9.3 million) common shares outstanding which are listed on the TSX Venture Exchange (symbol DRC). The Company's information filings include a US Rule 12g3-2(b).

British Columbia Ministry of Energy & Mines' Exploration Review 2001 indentifies DRC Resources' Afton Project as the provinces largest advanced exploration project. In two years the Company has expended $2.5 Million in exploration, drilling 49 Diamond Drill Holes for a total of 78,000 ft (23,800 metres) and has significantly increased the mineral resource for the property. Now that Canada is being recognized as one of the safest countries in the world in which to explore and develop mines, the Afton Copper-Gold Project is steadily attracting more interest from mining companies, mining analysts and the investment community.

Corporate Highlights

- Afton Indicated Mineral Resource Increased to 38.9 Million Tons
- Mineral Zone open to the Southwest and Northeast
- 49 Diamond Drill Holes 23,800 metres (78,000 ft) completed todate
- Diamond Drilling Program for 2002
- $4.7 Million overall Exploration Program Continues

2001 was a very successful year for exploration on the company's Afton Copper-Gold Project. The Company increased the Indicated Mineral Resource for the Main Zone by 12.7 Million Tons (11.8 Million Tonnes) to a current Indicated Mineral Resource of 37.7 Million Tons (34.3 Million Tonnes) of 2.32% Copper Equivalent with an additional estimated Inferred Mineral Resource of 4.8 Million Tons (4.4 Million Tonnes) of an assumed grade of 2.32% Copper Equivalent. The Northeast Zone is estimated to have a current Indicated Mineral Resource of 1.2 Million Tons (1.1 Million Tonnes) of 1.40% Copper Equivalent.

With the favorable 2001 exploration results the Company is continuing with the overall $4.7 Million Diamond Drill Exploration Program as recommended in the engineering report dated January 24, 2001. An independent mineral resource study on the Afton Project, based on 2000-2001 diamond drilling, was completed in early 2002 and recommended a $1.1 million surface diamond drill program in the next phase to explore the mineral zone along strike, to surface and to depth.

All engineering studies completed have been encouraging and are summarized as follows:

REPORT TO SHAREHOLDERS

Diamond Drill Exploration Report and Mineral Resource Study 2000-2001, Afton Copper-Gold Project, by J.J. McDougall, P.Eng., April 17, 2002

Main Zone	
Indicated Mineral Resource	37.7 Million Tons (34.3 Million Tonnes) 2.32% Copper Equivalent 1.55% Cu 1.14 g/tonne (0.0366oz/tonne) Au 0.125 g/tonne (0.004 oz/tonne) Pd 3.42 g/tonne (0.11 oz/tonne) Ag
Inferred Mineral Resource	4.8 Million Tons (4.4 Million Tonnes) 2.32% Copper Equivalent (assumed grade)
Northeast Zone	
Indicated Mineral Resource	1.2 Million Tons (1.1 Million Tonnes) 1.40% Copper Equivalent 1.02 % Cu 0.86 g/tonne (0.027oz/tonne) Au 0.10 g/tonne (0.003 oz/tonne) Pd 5.49 g/tonne (0.17 oz/tonne) Ag

Assumed Metal Prices (US$): Copper $0.70/pound, Gold $300/oz, Palladium $400/oz, Silver $4.50/oz.

Scoping Study, Behre Dolbear & Company Ltd.

In February 2001, Behre Dolbear & Company Ltd. completed a Scoping Study based on the 25 Million Ton Indicated Mineral Resource outlined to this date and determined the Afton project has favorable economic possibilities, with low production costs, moderate capital requirements, and relatively low environmental concerns under a certain set of parameters and assumptions. Block caving at a rate of 4,500 tons per day was selected as the method offering the lowest potential operating cost. The life-of-mine cash production cost (mining, milling, administration) is estimated at C$17.29/dst (dry short ton) of ore with the total production cost (cash and non-cash) averaging C$22.19/dst. The life-of-mine Estimated Net Income (undiscounted) before tax is estimated at C$734,685,000 and after-tax at C$376,417,000. (exchange rate: $1.50 CDN / $1.00 US).

Flotation Study, Process Research Associates Ltd.

In February 2001 Process Research Associates Ltd. of Vancouver completed a preliminary flotation study on the mineralized core for 2000 indicating good metal recovery: copper 89%, gold 90%, palladium 76%, platinum 99%, and silver 90%. A locked cycle test produced a final clean concentrate containing 41% copper, 0.83 oz/t gold, 0.05 oz/t palladium, 0.006 oz/t Platinum, and 3.73 oz/t silver. Results indicate further improvements to metal recoveries may be achieved with longer flotation retention times.

Petrographic Study, J.F. Harris, Ph,D.

J. F. Harris Ph,D. completed petrographic studies of the drill core which indicates the finely disseminated copper suphides appear to be of "magmatic" origin resembling certain types of gabbroic/anorthositic rocks associated with nickel and platinum-group deposits, probably formed under deep seated, high temperature, late magmatic conditions. Since the sulphides are disseminated and not dependent on the degree of fracturing, there is good potential for a more extensive mineral zone. The studies revealed the grain size of the copper minerals and free gold to be statistically coarse, which supports the excellent metallurgical recoveries.

In April 2002, encouraged by the favorable results of the mineral resource, scoping, metallurgical and petrographic studies, the Company committed an additional $1.1 million to continue the diamond drill program to explore the extent of the Afton Mineral Zone.

Important features of the Afton Project:

- High copper-gold grade, low budget project
- 2002 Mineral Resource Study indicates significant increase in mineral resource
- Behre Dolbear Scoping Study determines that the Afton Project has favorable economics, low production costs, moderate capital requirements and low environmental concerns
- Metallurgical Study indicates excellent metal recovery
- Excellent location near the Trans-Canada Highway, 10 Km west of the City of Kamloops, B.C.
- Well serviced with good road access, water, power, infrastructure, and a local experienced mine labor force which gives this area one of the lowest mining costs in North America
- Located in an existing mining district where all levels of government are very supportive of mining
- No outstanding Aboriginal Land Claim issues to address
- Government Mining Permits, Incentive Grants and Mine-Site facility are available, which further reduces capital cost and lead time to reach production

Pothook Mineral Zone

Geological mapping, sampling and diamond drilling were carried out on the Pothook Mineral Zone, located 1000 metres southeast of the Afton Open Pit. Upon the compilation and interpretation of previous exploration data, one diamond drill hole was drilled which intersected minor sulphide mineralization on the west side extension of the mineral zone. Further exploration will be required to explore the Pothook Mineral Zone.

Ajax-Python Property

The Company compiled a database on the Ajax-Python Property, and completed geological mapping, prospecting and a magnetometer survey on the area between the two Ajax Open Pits. This exploration indicates anomalous areas which will have to be further explored.

Corporate

During 2001, the Company received final receipts from regulators in each of British Columbia, Alberta and Ontario for a Prospectus dated August 3, 2001 qualifying the $5 Million Private Placement completed in August, 2000.

Other Properties

The Timmins, Ontario and key areas of the Alberta Diamond Property are being maintained for future exploration consideration.

REPORT TO SHAREHOLDERS

Achievement of Objectives

The year 2001 was a very exciting and productive year for the Company. The Afton Exploration Program was successful in increasing the Indicated Mineral Resource to 38.9 million tons for the Main Zone and the Northeast Zone with an additional Inferred Mineral Resource of 4.8 million tons for the Main Zone. A total of 78,000 ft (23,800 metres) of diamond drilling has tested the Afton Mineral Zone for 850 metres (2800 ft) in length and to 775 metres (2550 ft) in depth.

Encouraged by favorable 2001 exploration results the company will spend an additional $1.1 million to expand the mineral resource on the Afton Project.

The Company is pleased with the success of the Afton exploration program and the interest the project has generated from the mining industry and financial community. Confidentiality agreements have been signed with a number of mining companies and financial institutions after determining interest level, suitability as partner/investor, bulk underground mining expertise and financial capability. Discussions on the Afton Project are continuing with a number of qualified mining companies and financial institutions with plans to advance the project to the next stage of exploration.

Objective for 2002

- Focus on increasing the mineral resource
- Continue exploration to bring the project to prefeasibility
- Enhance shareholder value by building a strong mineral resource base
- Attract an industry partner with underground mining expertise
- Financing to carry project beyond prefeasibility

Outlook for 2002

In 2002 the company intends to move forward with the advancement of the Afton Project. With working capital of approximately $4 million the Company is well funded to proceed with further exploration. Management expects to increase the mineral resource through further exploration and plans to continue discussing the project with mining companies with the intent of moving the project beyond the exploration stage.

I would like to extend my appreciation to the board of directors, exploration personnel, project advisors, consultants and our investors for their continued support of the company and the Afton Project

On behalf of the board of directors

John H. Kruzick, President/CEO

May 14, 2002

Cautionary Note: *Statements in this report are a preliminary assessment of potential economics under a certain set of parameters and assumptions. Further studies will be required to determine economic viability.*

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of :	X	Schedule A
		Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER:	DRC RESOURCES CORPORATION
ISSUER ADDRESS	595 HOWE STREET VANCOUVER, B.C. V6C 2T5
ISSUER PHONE NUMBER:	(604) 687-1629
ISSUER FAX NUMBER:	(604) 687-2845
CONTACT PERSON:	MR. JOHN KRUZICK
CONTACT POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 687-1629
CONTACT E-MAIL ADDRESS:	drcresources@uniserve.com
WEB SITE ADDRESS:	www.drcresources.com
FOR QUARTER ENDED:	DECEMBER 31, 2001
DATE OF REPORT(YY/MM/DD):	02/05/14

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

JOHN KRUZICK DIRECTOR'S NAME	*"JOHN KRUZICK"* SIGN(TYPED)	02/05/14 SIGNED (YY/MM/DD)
SHARON ROSS DIRECTOR'S NAME	*"SHARON ROSS"* SIGN(TYPED)	02/05/14 SIGNED (YY/MM/DD)

(Signatures should be entered in TYPED from in quotations)

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
DRC Resources Corporation

We have audited the consolidated balance sheets of DRC Resources Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the result of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Beauchamp & Company

Vancouver, B.C.
February 12, 2002

Chartered Accountants

#205 - 788 Beatty Street ◦ Vancouver, B.C. V6B 2M1 ◦ Tel (604) 688-2850 ◦ Fax (604) 688-2777
email: lbeauchamp@intouch.bc.ca

DRC RESOURCES CORPORATION
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

		2001		2000
ASSETS				
CURRENT ASSETS				
Cash and term deposits	$	3,816,120	$	5,079,789
Marketable security		3,750		5,750
Amounts receivable - government		447,799		122,950
Prepaid expenses		13,276		-
		4,280,945		5,208,489
RESOURCE PROPERTIES - SCHEDULE (Notes 2 and 3)		1,603,871		1,155,296
CAPITAL ASSETS (Notes 2 and 4)		14,367		16,922
	$	5,899,183	$	6,380,707
LIABILITIES				
CURRENT LIABILITIES				
Account payable and accruals	$	36,202	$	87,867
FUTURE INCOME TAXES (Note 5)		296,410		216,985
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 6)		7,133,578		2,669,341
SPECIAL WARRANTS (Note 7)		-		4,858,712
DEFICIT		(1,567,007)		(1,452,198)
		5,566,571		6,075,855
	$	5,899,183	$	6,380,707

COMMITMENTS (Note 12)

APPROVED BY THE BOARD:

[signature] Director

[signature] Director

See accompanying notes.

DRC RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Interest and other	$ 232,801	$ 152,057
Oil and gas royalties	2,123	4,357
Foreign exchange gain	20,231	20,113
	255,155	176,527
EXPENSES		
Bank charges	306	349
Consulting and management	49,905	10,500
Amortization	11,032	11,200
Dues and subscriptions	3,584	3,991
Mortgage interest	-	(967)
Office, secretarial services and stationary	54,828	46,830
Professional fees	15,001	14,852
Regulatory fees	8,433	17,545
Rent	18,119	17,043
Telephone	4,038	4,757
Transfer agent	5,092	5,095
Travel and promotion	21,841	13,795
Write-off of mineral claim interests	96,360	41,718
Write-down of marketable security	2,000	-
	290,539	186,708
NET INCOME (LOSS) FOR THE YEAR BEFORE INCOME TAXES	(35,384)	(10,181)
FUTURE INCOME TAXES (Note 5)	(79,425)	(216,985)
LOSS FOR THE YEAR	(114,809)	(227,166)
DEFICIT, BEGINNING OF YEAR	(1,452,198)	(1,225,032)
DEFICIT, END OF YEAR	$ (1,567,007)	$ (1,452,198)
LOSS PER SHARE	$ (0.02)	$ (0.04)

See accompanying notes.

DRC RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Loss for the year	$ (114,809)	$ (227,166)
Items not requiring cash:		
Amortization	11,032	11,200
Write-off of mineral claim interests	96,360	41,718
Write-down of marketable security	2,000	-
Future income taxes	79,425	216,985
	74,008	42,737
Net change in non-cash working capital items	(121,647)	(41,212)
Cash (Used For) Provided By Operating Activities	(47,639)	1,525
INVESTING ACTIVITIES		
Payments of resource property costs	(1,209,278)	(727,420)
Acquisition of capital assets	(8,477)	(12,630)
Cash Used For Investing Activities	(1,217,755)	(740,050)
FINANCING ACTIVITIES		
Special warrants issued for cash, net of costs	(45,575)	4,904,120
Share capital issued for cash	47,300	249,800
Repayment of mortgage	-	(8,596)
Cash Provided By Financing Activities	1,725	5,145,324
(DECREASE) INCREASE IN CASH	(1,263,669)	4,406,799
CASH, BEGINNING OF YEAR	5,079,789	672,990
CASH, END OF YEAR	$ 3,816,120	$ 5,079,789
CASH COMPRISES:		
Cash	$ 4,375	$ (30,956)
Term deposits	3,811,745	5,110,745
	$ 3,816,120	$ 5,079,789

See accompanying notes.

DRC RESOURCES CORPORATION
SCHEDULE OF RESOURCE PROPERTIES
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Acquisition Costs

	2001	2000
Kamloops "Afton" Claims	$ 301,733	$ 301,733
Kamloops Ajax - Python Claims	48,621	47,135
Alberta Mineral Permits	6,000	6,420
Timmins, Ontario Claims	1	31,500
Texas Oil and Gas Property	110,867	110,867
Balance, End Of Year	467,222	497,655

Deferred Exploration Costs

	Afton Claims	Ajax - Python Claims	Other	2001	2000
Balance, Beginning Of Year	$ 533,706	$ 59,074	$ 64,861	657,641	166,848
Assays and testing	44,905	-	-	44,905	42,065
Drilling	809,873	-	-	809,873	464,722
Engineering	116,996	-	-	116,996	27,132
Geological consulting	268,462	-	-	268,462	120,250
Labour	36,918	-	-	36,918	30,342
Supplies and equipment	7,818	-	-	7,818	9,603
Travel and accommodation	52,157	-	-	52,157	27,073
Staking and filing fees	11,617	-	-	11,617	2,496
Miscellaneous	3,587	111	-	3,698	111
Grant recoveries	(412,375)	-	-	(412,375)	(4,527)
Tax effect of flow through shares	(396,200)	-	-	(396,200)	(211,056)
	543,758	111	-	543,869	508,211
Costs written-off	-	-	(64,861)	(64,861)	(17,418)
	543,758	111	(64,861)	479,008	490,793
Balance, End Of Year	$ 1,077,464	$ 59,185	$ -	1,136,649	657,641
Resource Properties				$ 1,603,871	$ 1,155,296

See accompanying notes.

1. NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company are traded on the Canadian Venture Exchange ("CDNX").

The Company is in the process of exploring its resource properties to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as resource properties are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principals of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to impairment of investments, resource properties and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c) Resource Properties

i) Mineral Interests

The Company capitalizes acquisition and related exploration costs of mineral interests until such time as the mineral property to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral property is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the year they are incurred.

ii) Oil and Gas Interests

The acquisition, drilling and completion costs of oil and gas interests are capitalized when incurred. If proven to be productive, these costs are charged to operations over the producing life of the property by annual provisions for depletion calculated on a unit of production basis; otherwise, if abandoned, the costs less accumulated amortization are charged to operations. All oil and gas property interests are royalty interests and are held in the United States.

c) Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:

Name Of Issuer	Class Of Security	Quantity	Cost Of Securities	Marker Value Of Securities 2001	Market Value Of Securities 2000
Planet Ventures Inc.	Common shares	25,000	$ 5,750	$ 3,750	$ 5,750

e) Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 20% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

f) Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current years operations.

g) Share Option Plan

The Company from time to time issues stock options as described in Note 6(d). No compensation expense is recognized for this plan when options are issued. Consideration received for share options exercised is credited to share capital.

h) Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

i) Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

Commencing in 2001, the Company reduces share capital and deferred exploration costs by the estimated amount of relate future tax liability when the capital expenditures are incurred.

The prior years financial information has also been restated to reflect this change.

j) Loss Per Share

Loss per share data is computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the year. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

3. RESOURCE PROPERTIES

- Kamloops, B.C. "Afton" Mineral Property

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders' approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $400,000 in year one and $600,000 in year two. The property must be in production within ten years of agreement date, or the property reverts to the vendors. On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement.

Subsequent to the year end, the Company issued 200,000 common shares in accordance with the agreement for year 2. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $60,000. Claim work completed has extended the claims in good standing until March 8, 2011.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 8 and 12)

- Kamloops, B.C., Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a fair value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

The Company entered into a joint venture agreement dated April 4, 1999 with Planet Ventures Inc. (formerly Footwall Explorations Inc.), a CDNX listed public company, for them to acquire a 50% interest in the Python Claim Group. Consideration to be received was 100,000 common shares of Planet Ventures Inc. (25,000 shares per year) and they were to incur cumulative exploration expenditures of $400,000 over four years. The Company received 25,000 shares of Planet Ventures Inc. upon signing the agreement, subject to a one-year hold period, and Planet Ventures Inc. incurred exploration expenditures of $29,675 during the year. The Company and Planet Ventures Inc. by mutual agreement, terminated the option agreement on March 29, 2000.

- Alberta Mineral Property

The Company acquired, on October 23, 2000, twelve metallic and industrial mineral permits located in Northern Alberta. These permits are in good standing until April 12, 2003.

3. RESOURCE PROPERTIES

- Timmins, Ontario, Mineral Property

The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining division of Ontario. The mineral claims are in good standing until October 14, 2005.

- Oil and Gas Property, Texas, U.S.A.

The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests.

4. CAPITAL ASSETS

	Cost	Accumulated Depreciation	Net Book Value 2001	Net Book Value 2000
Auto	$ 34,055	$ 34,055	$ -	$ 6,812
Office equipment	23,444	9,077	14,367	10,110
	$ 57,499	$ 43,132	$ 14,367	$ 16,922

5. INCOME TAXES

a) Profit (loss) before income taxes are as follows:

YEARS ENDED DECEMBER 31,	2001	2000
Canada	$ 59,735	$ (12,368)
U.S.A.	1,241	2,187
TOTAL	$ 60,976	$ (10,181)

b) The provision for income taxes consist of the following:

YEARS ENDED DECEMBER 31,	2001	2000
Future		
Canada	$ 79,425	216,985
U.S.A.	-	-
TOTAL FUTURE INCOME TAX EXPENSE	$ 79,425	$ 216,985

5. INCOME TAXES (CONT'D)

c) Temporary differences that give rise to future income taxes are as follows:

YEARS ENDED DECEMBER 31,	2001	2000
Long-term future tax liability		
Resource Properties	$ (302,166)	$ (221,608)
Capital Assets	5,756	4,623
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$ (296,410)	$ (216,985)

d) Temporary differences that could give rise to future income tax assets:

YEARS ENDED DECEMBER 31,	2001	2000
Long-Term Future Income Tax Assets		
Loss carry forwards	$ 165,536	$ 177,822
Share issue costs	132,326	157,174
	297,862	334,996
Total Long-Term Future Income Tax Assets		
Less valuation allowance	297,862	334,996
NET LONG-TERM FUTURE INCOME TAX ASSETS	$ -	$ -

e) Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

YEARS ENDED DECEMBER 31,	2001	2000
Canadian Exploration Expenses	$ 316,748	$ 386,297
Canadian Development Expenses	$ 413,596	$ 98,797
Undepreciated Capital Costs	$ 29,165	$ 28,590
Share Issue Costs	$ 333,988	$ 396,704
Non-Capital Losses, expiring at various date to 2008	$ 417,810	$ 448,819

6. SHARE CAPITAL

a) Authorized
40,000,000 common shares without a par value

6. SHARE CAPITAL (CONT'D)

b) Issued

	2001		2000	
	Number Of Shares	Amount	Number Of Shares	Amount
Balance, beginning of year	6,680,516	$ 2,669,341	4,456,016	$ 2,285,189
Issued for cash:				
Exercise of options	211,000	47,300	212,000	49,800
Exercise of warrants	-	-	1,000,000	200,000
Exercise of special warrants and flow-through entitlements	1,392,250	4,813,137	12,500	45,408
Tax effect of flow-through special warrants		(396,200)		(211,056)
Issued for mineral property	-	-	1,000,000	300,000
Balance, end of year	8,283,766	$ 7,133,578	6,680,516	$ 2,669,341

- Year 2000

The Company issued 138,000 common shares for stock options exercised at $0.20 per share and 74,000 common shares for stock options exercised at $0.30 per share.

The Company issued 1,000,000 common shares for share purchase warrants exercised at $0.20 per share. These share purchase warrants arose from a private placement in 1999.

12,500 special warrants were exercised before December 31, 2000. The net proceeds were transferred to share capital.

- Year 2001

The Company issued 160,000 common shares for share options exercised at $0.20 per share and 51,000 common shares for options exercised at $0.30 per share.

1,392,250 special warrants were exercised during the year. The net proceeds were transferred to share capital.

- Subsequent to the year end, 200,000 shares were issued at a price of $0.30 per share in accordance with the Afton property option agreement.

6. SHARE CAPITAL (CONT'D)

c) Stock Options

The Company does not have an established share purchase option plan. However, from time to time, the board of directors may grant options to directors, officers, employees or consultants subject to the approval of the regulatory authorities.

Stock Options Outstanding

	Options Outstanding	Option Price
Balance, December 31, 1999	423,000	
Exercised	(138,000)	$0.20
Exercised	(74,000)	$0.30
Granted	453,000	$4.00*
Balance, December 31, 2000	664,000	
Cancelled	(25,000)	$7.00
Exercised	(160,000)	$0.20
Exercised	(51,000)	$0.30
Granted	90,000	$4.00
Balance, December 31, 2001	518,000	

*option price amended from $7.00 to $4.00 in year 2001.

The expiry dates of the options are:

September 13, 2002	428,000	options @ $4.00
May 9, 2003	90,000	options @ $4.00

On February 1, 2002, 320,000 options were granted at a price of $3.00 per share for a period of two years.

7. SPECIAL WARRANTS

On August 3, 2000 the Company, by a brokered private placement, issued 1,304,750 special warrants and 100,000 agents special warrants at a price of $4.00 per special warrant. Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant at an exercise price of $5.00 up to December 15, 2001 entitling the holder to purchase one common share. The special warrants issued to Ontario residents were exchanged for common shares pursuant to a final prospectus dated August 3, 2001. During the year ended December 31, 2001, 1,392,250 (2000 - 12,500) warrants were exercised for common shares (See Note 6(b)). No share purchase warrants were exercised and all expired December 15, 2001.

8. RELATED PARTY TRANSACTIONS

YEARS ENDED DECEMBER 31,		2001		2000
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$	113,440	$	86,300
For shares issued in payment on "Afton" property option agreement to the President/Director of the Company. 500,000 shares have been issued to date	$	-	$	150,000
For secretarial and administrative services charged by a private company which a director has a 50% interest	$	33,481	$	27,691

Subsequent to the year end 100,000 shares were issued to the President/Director of the Company in accordance with the "Afton" property option agreement.

9. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

For the year December 31, 2000, the Company conducted non-cash activities as follows:

Financing Activities	
Common shares issued for mineral properties	$ 300,000

10. SEGMENTED INFORMATION

The Company's operations consist of two business segments - oil and gas, which is in the Untied States and mineral exploration which is in Canada. The other principal assets which are held in Canada consist primarily of cash and term deposits.

10. SEGMENTED INFORMATION (CONT'D)

	2001	2000
CANADA		
Current Assets	$ 4,278,201	$ 5,207,370
Resource Properties	1,493,004	1,044,429
Capital Assets	14,367	16,922
	5,785,572	6,268,721
U.S.A.		
Current Assets	2,744	1,119
Resource Property	110,867	110,867
	113,611	111,986
TOTAL ASSETS	$ 5,899,183	$ 6,380,707

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, amounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash and term deposits, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments.

12. COMMITMENTS

The Company, under the terms of the option agreement to acquire the "Afton" Mineral Property, is required to issue an additional 1,000,000 shares in 200,000 share instalments over the next five years and, to perform a work commitment of $6,500,000 over nine years.

Subsequent to the year end, the year 2 commitment of 200,000 shares were issued in January and February 2002.

13. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of :		Schedule A
	X	Schedule B & C
	(place X in appropriate category)	

ISSUER DETAILS

NAME OF ISSUER:	DRC RESOURCES CORPORATION
ISSUER ADDRESS:	595 HOWE STREET VANCOUVER, B.C. V6C 2T5
ISSUER PHONE NUMBER:	(604) 687-1629
ISSUER FAX NUMBER:	(604) 687-2845
CONTACT PERSON:	MR. JOHN KRUZICK
CONTACT POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 687-1629
CONTACT E-MAIL ADDRESS:	drcresources@uniserve.com
WEB SITE ADDRESS:	www.drcresources.com
FOR QUARTER ENDED:	DECEMBER 31, 2001
DATE OF REPORT(YY/MM/DD):	02/05/14

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

JOHN KRUZICK	*"JOHN KRUZICK"*	02/05/14
DIRECTOR'S NAME	SIGN(TYPED)	DATE SIGNED (YY/MM/DD)
SHARON ROSS	*"SHARON ROSS"*	02/05/14
DIRECTOR'S NAME	SIGN(TYPED)	DATE SIGNED (YY/MM/DD)

(Signatures should be entered in TYPED from in quotations)

Schedule "B"

DRC RESOURCES CORPORATION

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT
FOR THE THIRD QUARTER ENDING DECEMBER 31, 2001
(Prepared by Management)

Item 1.

Deferred Costs: Deferred exploration costs of $479,218 in the quarter and $1,1,36,649 are included in the total cost of Resource Properties included in the Consolidated Financial Statement Balance Sheet and detailed in the Schedule of Resource Property in Schedule "A"

General and Administrative Expenses: $41,897 in the quarter and $290,539 during the fiscal year were expended for general expenses pertaining to the day to day administration of a public company as indicated in the Operating Costs on the Statement of Operation attached as Schedule "A".

Item 2.

Related Party Transactions: During the fiscal year 2001 the Company paid $33,481 for secretarial and accounting services invoiced by a private company in which a director has a 50% interest. Payments totaling $113,440 for consulting, deferred exploration costs and property investigation services were billed by a private company controlled by a director.

Item 3.

During the quarter ended December 31, 2001

(a) Securities Issued:

Date Issued	Type of Securities	Type of Issue	Number	Price	Total Proceeds	Consideration	Commission Paid
NIL							

Subsequent to the end of the quarter the Company issued 200,000 common shares as the 2nd installment of shares payable for the acquisition of the Afton Copper-Gold Property pursuant to a payment schedule, in respect of which a filing was receipted by the CDNX in December, 1999.

(b) Options Granted: NIL

Name	Date Granted	Number	Price	Expiry Date
NIL				

Subsequent to the end of the quarter Stock Options in respect of 320,000 unissued common shares were granted to directors, officers and employees at an exercise price of $3.00 per share for a two year period.

Item 4.

At December 31, 2001:

(a) the Authorized Capital of the Company consisted of 40,000,000 common shares without par value, of which

(b) 8,283,766 common shares were issued and outstanding at December 31, 2001

(c) the following options were outstanding*:

TYPE OF SECURITY	NUMBER ISSUED	EXERCISE PRICE	EXPIRY DATE	RECORDED VALUE
Options	428,000	$4.00 per share	Sept. 13, 2002	Nil
Options	90,000	$4.00 per share	May 9, 2003	Nil

*1,404,750 common share purchase warrants exercisable at a price of $5.00 per share expired on December 15, 2001 without being exercised

(d) no common shares were subject to escrow or pooling agreements

Item 5.

At the date this report was signed, the following were the Company's directors and officers:

John H. Kruzick	President & CEO andDirector
Sharon L. Ross	Secretary and Director
C. Robert Edington	CFO and Director
Mike Muzylowski	Director
Thomas O'Toole Taylor	Director
Bruno J. Mosimann	Vice President Corporate Development and Finance
Maurice Lee	Vice President Business Development

ADDITIONAL INFORMATION RELATED TO THIS SCHEDULE "B" IS INCLUDED IN THE NOTES TO THE INTERIM FINANCIAL STATEMENT FOR THE PERIOD ENDING DECEMBER 31, 2001 ATTACHED HERETO AS SCHEDULE "A" AND THE MANAGEMENT DISCUSSION AND ANALYSIS ATTACHED HERETO AS SCHEDULE "C"

Schedule "C"

DRC RESOURCES CORPORATION

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT
FOR THE THIRD QUARTER ENDING DECEMBER 31, 2001
(Prepared by Management)

MANAGEMENT DISCUSSION

Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2001 should be read in conjunction with DRC Resources Corporation's (DRC) consolidated financial statement, corresponding notes and Schedule B attached hereto.

Description of Business

Incorporated in 1980, DRC is a resource company with 8.28 million issued shares listed on the TSX Venture Exchange (TSX symbol DRC) and located in Vancouver, British Columbia, Canada. The main project of the Company is the Afton Copper-Gold Property, located 10 kilometers west of Kamloops, British Columbia. The Company also owns resource properties in Alberta, Ontario and Texas.

The Company's business is managed by directors and executive with professional backgrounds and many years mining industry experience, augmented by independent geological and mining engineers retained to advise the Company on its main project.

Progress and Outlook

Year 2001 exploration increased the indicated mineral resource of DRC's Afton Copper-Gold Project by over 50%. In 2002 the Company intends to move forward with the advancement of the Afton Copper Gold Project and to increase the mineral resource through further exploration. With working capital of approximately $4 million, the Company is well funded to proceed with planned exploration. The Company has held and is continuing discussions with senior members of the mining industry with the object of moving the project beyond the exploration stage. The Company has signed confidentiality agreements with a number of mining companies and financial institutions.

Operating Results

During the year ended December 31, 2001, DRC incurred a loss after taxes of $114,809 ($0.02 per share) compared to a net loss after taxes of $227,116 ($0.04 per share) for the same period in 2000. Income for the year ended December 31, 2001 increased to $255,155 from $176,527 in the corresponding period in 2000. Administration costs for the year ended December 31, 2001 increased to $192,179 compared to $186,708 for the same period in 2000.

Professional fee costs decreased in the 4th Quarter due to year-end reallocation to share capital of funds expended for financing costs. In addition, due to the fact that the Afton drilling program was slowing down for the winter months, administrative expenditures for the quarter were significantly under budget as indicated below:

Quarterly Budget – For Period Ending December 31, 2001

Administration	Budget	Actual	Over (Under)
Office Supplies and expenses	$ 9,000	$ 8,628	($ 372)
Salaries of support staff	15,750	4,713	(11,037)
Management salaries & Expenses	27,750	9,296	(18,454)
Regulatory and transfer agent fees	4,500	899	(3,601)
Utilities and telephone	4,500	1,725	(2,775)
Rent	6,000	4,653	1,347
Legal and accounting	22,500	11,893	(10,607)
Total	$90,000	$ 41,807	($48,193)

Financial Condition - Liquidity & Capital Resources

At December 31, 2001, DRC had cash and cash equivalents of $3,816,120 compared to $5,079,789 as at December 31, 2000. Of the foregoing, approximately $500,000 is committed to exploration expenditures pursuant to agreements under which flow through shares were issued. Working capital December 31, 2001 was $4,244,743 compared to working capital of $5,120,622 at December 31, 2000. An improving trend in gold and copper prices has prompted DRC to review all potential courses of action beneficial to all shareholders by attracting financial participation in the Afton Copper-Gold Project. Discussions are on-going with a number of mining companies and financial institutions that have expressed an interest in project participation..

Related Party Transactions

During the year ending December 31, 2001, the Company paid $33,481 compared to $27,691 in the year ending December 31, 2000 for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company inwhich a director has a 50% interest. During the year ended December 31, 2001 the Company paid $113,400 compared to $86,300 in the year ended December 31, 2000 for consulting, deferred exploration costs and property investigation services invoiced by Westridge Enterprises Ltd., a private company a director of the Company.

Marketable Securities

As at December 31, 2001, DRC owned 25,000 common shares of Planet Ventures Inc., a junior resource company listed on the TSX Venture Exchange. The value of these securities at date of acquisition was $5,750 market value of these securities at December 31, 2001 was $3,750.

Exploration and Development

During the year ending December 31, 2001, DRC incurred exploration and development expenditures of $ $1,352,444 compared to $723,794 for the same period in 2000. The majority of expenditures in 2001 were on the Afton Copper-Gold Project.

At year end the Timmins, Ontario Mineral Property was written down. This property is in good standing until October, 2005 and further exploration can be undertaken at the Company's discretion.

The $4,700,000 Exploration Program recommended Budget by J.J. McDougall & Associates in their January 24th, 2001 Engineering Report and disclosed in the August 3rd, 2001 Final Prospectus was adopted by the Company as its Afton Copper-Gold Project budget. The Engineering Report did not break down project cost estimates on a month by month basis.

The following is a breakdown of budgeted and actual expenditures for the quarter and the year, with budget remainder (overage) at year-end.

Exploration	Budget Amount for Entire Program	Expended During Quarter Ending Dec. 31, 2001	Total Expended To Dec. 31, 2001	Budget Remainder (Overage)
Diamond Drilling	$2,500,000	$337,131	$ 1,274,595	$ 1,225,405
Assaying	200,000	21,172	86,970	113,030
Accommodation and Meals	100,000	7,240	52,534	47,466
Technical personnel salaries*	500,000	104,939	520,840	(20,840)
Support personnel salaries	100,000	10,812	67,260	32,740
Vehicles and fuel	50,000	6,254	26,696	23,304
Metallurgical testing	50,000	2,000	12,000	38,000
Pre-feasibility study	700,000			700,000
Contingencies	500,000	(10,331)	35,121	464,879
Total	$4,700,000	$ 479,217	$2,076,016	$2,623,984

*includes contract work done by Behre, Dolbear & Company Ltd. for preparation of the Scoping Study, by J.J. McDougall for preparation of the 2001 Mineral Resource Study and $10,000 of metallurgical testing by Process Research Associates in preparing for Preliminary Flotation Studies on the Afton Mine Project, together with additional invoiced support work for those programs by the Company's manager, project manager, geologists, and engineers.

Project costs during this quarter were slightly higher than in previous quarterly periods due to additional drilling and the increase in contract employees. Technical personnel salaries were up due to the Engineering Studies that the Company commissioned on the Afton Copper-Gold Project. The Diamond Drill Exploration Project shut down in mid December, 2001.

To December 31, 2001 78,141 feet of diamond drilling has been completed at a total drilling cost of $1,274,575. The average drilling cost per foot was $16.31. The amount remaining in the budget for diamond drilling was $1,225,405. With 1,859 feet remaining to be drilled of the budgeted 80,000 feet, it appears the Company will be significantly under budget for the drilling by approximately $1,195,085.

In 2002 the Company plans a continuation of the $4.7 million Diamond Drill Exploration Program recommended by the Company's independent engineer in the January 24, 2001 technical report. The Company's objective will be to extend the Afton main zone towards surface and to the southwest beyond the previously outlined copper-gold mineralization. Drilling commenced during the week of April 22, 2002. The Company's geologist is of the opinion that additional exploration is required before a Pre-feasibility study will be commissioned.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's properties. Even excellent surface indications are no guarantee of finding mineral deposits at depth. Mineral commodity prices and exchange rates can fluctuate and affect the economics of mineral deposits. Financial markets can sometimes be negative toward junior exploration companies.

Subsequent Events

The November 20, 2001 Mineral Resource Study prepared by the Company's independent engineer was not in compliance with National Instrument 43-101. Subsequently, DRC Resources' independent engineers prepare a year end mineral resource study from the 2001 Diamond Drilling in compliance with National Instrument 43-101. In 2000-2001 the company drilled 49 NQ Diamond Drill Holes totaling 23,800 metres (78,000 ft), of which 38 drill holes intersected the mineral zone, testing the copper-gold mineralization over a length of 850 metres (2800 ft).

With respect to an independent investment opinion on the Afton Copper-Gold Project in The Market Insight Research Report prepared by Georgia Pacific Securities in January, 2002, the Company notes that the economic analysis was applied to the total of the indicated and inferred resource categories which does not conform with section 2.3(1) (b) of NI 43-101

Subsequent to year end 200,000 common shares were issued at a value of $60,000 pursuant to the "Afton" property option agreement in respect of which a filing was accepted by the CDNX in December, 1999.

On February 1, 2002 the Company announced the appointment of Thomas O'Toole Taylor of

Langley, BC to the board of directors, and Maurice Lee of Vancouver, BC as Vice President of Business Development. Mr. Taylor, a previous director of the Company, is being re-appointed to the board of directors. He has had over 10 years of experience with directorships on the board of other public companies. Mr. Lee has over 30 years experience in business development and corporate finance and will apply his expertise and contacts to identifying business opportunities for DRC and the Afton Mine Project.

On February 20, 2002 the Company announced the approval by the CDNX of a Normal Course Issuer Bid to purchase through the facilities of the CDNX, for a period of one year, up to 250,000 common shares, 2.94% of the outstanding issued capital. The Company believes its share price is undervalued. The Company has not purchased any of its own securities through a Normal Course Issuer Bid in the past. Securities will be purchased at price which is not higher than the last independent trade and no abnormal influence will be made to the market price of the shares by the Normal Course Issuer Bid.

CORPORATE INFORMATION

CORPORATE OFFICE

Suite #601-595 Howe Street
Vancouver, B.C., V6C 2T5
Telephone: (604) 687-1629 - Facsimile: (604) 687-2845
E-mail: drcresources@uniserve.com
Website: www.drcresources.com

OFFICERS AND DIRECTORS

John H. Kruzick - President/CEO/Director/Geologist
Sharon L. Ross - Secretary/ Director
C. Robert Edington - CFO/Director
Mike Muzylowski - Director
Thomas O'Toole Taylor - Director
Bruno Mosimann -VP Corporate Development & Finance
Maurice Lee - VP Business Development

STOCK INFORMATION

TSX Venture Exchange - DRC
CUSIP No. 233296 10 2
U.S. Rule 12g3-2(b) Exemption #82-713
SEDAR Profile Number 00004818

SHARE CAPITALIZATION

Authorized :	40,000,000 common
Issued:	8,483,766 common

PROPERTIES

British Columbia(Afton & Ajax-Python) Copper-Gold Properties
Alberta - Diamond Property
Ontario (Timmins) - Polymetallic Property
Texas - Oil Production

AUDITORS

Beauchamp & Company, Vancouver, B.C.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, Vancouver, B.C.

BANK

Vancouver: HSBC Bank Canada, Main Branch, Vancouver, B.C.

SUBSIDIARY COMPANY (U.S.A.)

Dynamic Resources Corporation, Inc.
#601-595 Howe Street
Vancouver, B.C.

ADVISORY BOARD

James Douglas Little, P.Eng.
Douglas A. Knight, BASc.
A.D. McCutcheon, P.Eng.

CONSULTING ENGINEERS

James J. McDougall & Associates, P.Eng.
Behre Dolbear & Company Ltd.
Process Research Associates Ltd.

DRC RESOURCES CORPORATION
#601-595 Howe Street
Vancouver, British Columbia
V6C 2T5

NOTICE OF ANNUAL GENERAL MEETING

To the Members of DRC Resources Corporation:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the members of **DRC Resources Corporation (the "Company")** will be held at 10:00 A.M. on Monday the 17th day of June, 2002 at the Computershare Trust Centre, 510 Burrard Street, 3rd Floor Boardroom, Vancouver, British Columbia, for the following purposes:

1. to have placed before the Meeting the report of the directors, the comparative financial statements of the Company for fiscal year ended December 31, 2001 and the report of the auditors therein;

2. to fix the number of directors at 5 and to elect 5 directors;

3. to appoint the auditors;

4. to authorize the directors to fix the auditors' remuneration;

5. to authorize the directors a general authority to amend the provisions of any stock options granted to employees and insiders of the Company pursuant to such terms as are in accordance with the policies of the TSX Venture Exchange;

6. to approve the provisions of stock option agreements granting directors and officers of the Company options to purchase a total of 270,000 common shares of the Company and to approve the granting thereof at an exercise price of $3.00 on February 1, 2002.

7. to approve an amendment to the exercise price to $3.00 per share, subject to regulatory approval, for stock options granted to directors and officers of the Company to purchase a total of 325,000 common shares of the Company granted at an exercise price of $7.00 on

September 13, 2000 and amended as to exercise price on May 9, 2001 to $4.00 and 25,000 common shares of the Company granted at an exercise price of $4.00 on May 9, 2001.

8. to consider and, if thought advisable, approve an ordinary resolution to authorize the board of directors of the Company to enter into one or more private placement financing transactions or acquisitions, during the ensuing 12 month period, whereby such transactions might result in the issuance of up to 5,000,000 shares or units (one unit consisting of one common share and one warrant) at then market prices (less allowable discounts) and upon such terms as may be approved by the directors of the Company, subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange.

9. to transact such other business as may properly come before the members at the meeting or any adjournment or adjournments thereof.

Copies of the directors' report, comparative financial statements and auditors' report to be placed before the meeting are enclosed herewith.

The Board of Directors has fixed the close of business on May 14, 2002 as the record date for determination of members entitled to notice of meeting or any adjournment or adjournments thereof and the right of vote thereat. The transfer books will not be closed.

Members who are unable to attend the meeting in person are requested to complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at either the head office of the Company, 601-595 Howe Street, Vancouver, British Columbia, V6C 2T5 or Computershare Trust Company, 510 Burrard Street, 4th Floor, Stock Transfer Department, Vancouver, British Columbia V6C 3B9 not less than 48 hours, excluding Saturdays and holidays, before the time fixed for the meeting.

DATED at Vancouver, British Columbia as of this 16th day of May, 2002.

BY ORDER OF THE BOARD

"JOHN H. KRUZICK"

John H. Kruzick
President and CEO

DRC RESOURCES CORPORATION

#601-595 Howe Street
Vancouver, British Columbia
V6C 2T5

INFORMATION CIRCULAR

(The information contained
herein is as at May 14, 2002)

GENERAL INFORMATION

The accompanying proxy is solicited by the Board of Directors and the Management of DRC Resources Corporation (the "Company") in connection with the Annual General Meeting of members to be held on June 17, 2002 and any adjournment thereof. The expense of this solicitation will be paid by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The execution of a proxy should be by the member or his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation. In order to be effective, completed proxies must be deposited at either the head office of the Company, 601-595 Howe Street, Vancouver, British Columbia, V6C 2T5 or Computershare Trust Company, 510 Burrard Street, 4th Floor, Stock Transfer Department, Vancouver, British Columbia V6C 3B9, at least 48 hours, excluding Saturdays and holidays, before the time of the meeting. **A member has the right to appoint some person (who need not be a member) to represent him at the meeting other than those named in the enclosed form of proxy. Such right may be exercised by inserting such other person's name in the blank space provided in the form of proxy or by completing another form of proxy.**

A proxy may be revoked by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation and delivered to the Registered Office of the Company, 601-595 Howe Street, Vancouver, British Columbia, V6C 2T5, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or to the chairman of the meeting on the day of the meeting, or any adjournment thereof, at which the proxy is to be used.

EXERCISE OF DISCRETION OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the security holder on any ballot that may be called for and, if the security holder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.

Where no choice is specified, the shares will be voted as if the member had specified an affirmative vote. The enclosed form of proxy confers the discretionary authority upon the persons named therein with respect to matters which may properly come before the meeting. At the time of printing of this Information Circular, the Board of Directors and the Management of the Company know of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 14, 2001 the Company had outstanding 8,483,766 common shares without par value, each share carrying the right to one vote. Members of record at the close of business on May 14, 2002 are entitled to vote at the meeting or adjournments thereof.

To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more that 10% of the voting rights attached to any class of voting securities of the Company are:

Name	Number of Shares	Percentage
John H. Kruzick	2,446,051 common	28.83%

CONFIRMING THE NUMBER OF DIRECTORS

As it is proposed that action be taken at the meeting with respect to the election of 5 directors, the members will be asked to vote for a resolution confirming the number of directors at 5.

ELECTION OF DIRECTORS

Action is to be taken at the meeting with respect to the election of 5 directors to succeed the directors whose terms of office expire on the day of the meeting and to serve until the next Annual General Meeting of the members. The proposed nominees listed below are presently directors of the Company and have served continuously as such since the date they became directors as set forth below. All the proposed nominees named below have consented to serve as directors if elected.

Advance notice of the meeting was published, pursuant to the Company Act of British Columbia, in the April 11 2002 edition of The Province newspaper and was further published by delivering by mail a copy thereof to the Canadian Venture Exchange (TSX) and the British Columbia, Alberta and Ontario Securities Commissions on April 8, 2002.

All of the proposed nominees named below are ordinarily resident in Canada.

Name of Nominee and Present Position with the Company	Principal Occupation, Business or Employment	Director Since	Shares Beneficially Owned, Directed or Controlled
JOHN KRUZICK President, CEO and Director	Businessman Consultant, Pres. of DRC Resources Corp	February 26, 1980	2,446,051
SHARON ROSS Secretary and Director	Secretary employed by Allshare Holdings Ltd.	May 12, 1981	22,000
C. ROBERT EDINGTON Director and CFO	Engineer, employed by Fenco Maclaren Inc.	July 13, 1992	65,000
MIKE MUZYLOWSKI Director	Businessman President & CEO of Callinan Mines Limited	September 12, 2000	35,000
THOMAS O. TAYLOR Director	Pilot, employed by Air Canada	February 1, 2002	35,000

The Company does not have an executive committee of its Board of Directors. The Company is required to have an audit committee of the Board of Directors. The members of the audit committee are John Kruzick, Mike Muzylowski and C. Robert Edington.

EXECUTIVE COMPENSATION

Interpretation

Applicable securities Legislation defines **executive officer** to mean Chairman and any Vice-Chairman of the Company, where the functions of the office are performed on a full time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the company or of a subsidiary or any other person who performs a policy-making function in respect of the company, whether or not the individual is also a director of the Company or subsidiary.

The Company has 1 executive officer, being: John H. Kruzick

The aggregate cash compensation during the year ended December 31, 2001 was $113,440 paid to a private company controlled by the executive officer for consulting and business investigation services.

BC Form 51-904(F) of the Securities Act defines

Named Executive Officers to mean the Chief Executive Officer (regardless of the amount of compensation of that individual) and each of the Company's four most highly compensated executive officers whose salary and bonus is $100,000 or more;

Stock Appreciation Rights and SARs to mean a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;

Long-term Incentive Plan or LTIP to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities, of any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

SUMMARY COMPENSATION TABLE

The compensation for each Named Executive Officer for the Company's three most recently completed financial year is set out below:

		Annual Compensation			Long Term Compensation			
					Award			
Name and Principal Position	**Year**	**Salary ($)**	**Bonus $**	**Other Annual Compensation ($) ***	**Securities Under Options SARs Granted in common shares**	**Restricted Shares or Restricted Units ($)**	**LTIP Payouts ($)**	**All Other Compensations ($)**
John H. Kruzick, President & CEO	2001 2000 1999	0 0 0	0 0 0	113,440 86,300 41,825	- - 211,000	- - -	- - -	- - -

*Other Annual Compensation paid during the fiscal years indicated was for consulting and business investigation services billed by a private company controlled by John H. Kruzick.

Long Term Incentive Plan Awards Table

The Company does not have a long-term incentive plan for its executive officers.

Option and Stock Appreciation rights (SARs)

The following Options/SARs were granted to Named Executive Officers in the Financial Year ending December 31, 2001:

OPTIONS/SARs GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	(#)Securities Under Options/SAR Granted (b)	% of Total Options/SAR Granted to employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SAR on the Date of Grant ($/Security) (e)	Expiration Date (f)
	NIL	0	-	-	-

Aggregated Options/Sar Exercised During The Most Recently Completed Financial Year and Year-End Option/Sar Values

Name (a)	Securities Acquired on Exercise of Option/SARs (b)	Aggregate Value Realized ($) (c)	Unexercised Option/SARs at FY-End (#) Exercisable/ Unexercised (d)	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable (e)
John H. Kruzick	160,000	480,000	0	0
John H. Kruzick	51,000	203,490	0	0

Options and SAR Repricing

The Company has not repriced downward any options or freestanding SARs held by any Named Executive Officer.

Defined Benefits or Actuarial Plan Disclosure

The Company does not have a pension plan or any other plans of this nature.

Termination of Employment, Change in Responsibilities in Employment Contracts

The Company does not have any arrangements relating to resignation, retirement or termination of employment with any individuals.

Compensation Committee

The Company does not have a Compensation Committee.

Compensation of Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company pursuant to the rules and regulations of the TSX Venture Exchange.

APPOINTMENT OF AUDITORS

Members will be asked to vote for the reappointment of Beauchamp and Company, Chartered Accountants, the present auditors for the Company, as auditors.

AUTHORIZING DIRECTORS TO FIX AUDITORS' REMUNERATION

The Company Act of British Columbia requires that the remuneration of the auditor of the company shall be fixed by ordinary resolution of the members or, if the Company so resolves, by the directors. The Members will be asked to vote for a resolution authorizing the directors to fix the remuneration of the auditors, such authorization to expire at the next annual general meeting of the Company.

STOCK OPTIONS

The Company may grant, pursuant to the policies of the TSX Venture Exchange, stock options to its directors and employees in consideration of them providing their services to the Company. The stock options enable such persons to purchase shares of the Company at a price fixed pursuant to the policies of the Exchange. The option agreements must provide that the option can only be exercised by the optionee and only while the optionee is a director or employee of the Company or within a period of not more than thirty (30) days after ceasing to be a director or employee or, if the optionee dies, within one year from the date of the optionee's death.

The aggregate number of shares that may be reserved for issuance pursuant to stock options and other employee stock purchase plans cannot exceed 10% of the issued shares of the Company at the time of granting.

The TSX Venture Exchange requires that all stock options or amendments to stock options granted to insiders (as that term is defined in the Securities Act of British Columbia) of the Company, before they may be exercised, must be approved by the members of the Company. Management proposes that the members authorize the directors a general authority to amend the provisions of stock options granted to insiders of the Company pursuant to such terms as are in accordance with the policies of the TSX Venture Exchange.

The following are the particulars of the 270,000 stock options granted to executive officers and directors of the Company after the commencement of the Company's last completed fiscal year:

Name	**Number of Common Shares**	**Exercise Price Per Share**	**Date Option Granted**	**Expiry Date of Option**
Sharon Ross	**25,000**	**$3.00**	**Feb. 1, 2002**	**2/01/04**
Thomas O. Taylor	**50,000**	**$3.00**	**Feb. 1, 2002**	**2/01/04**
Maurice Lee	**195,000**	**$3.00**	**Feb. 1, 2002**	**2/01/04**

A filing in respect of the above stock options granted on February 1, 2002 has been accepted by the Canadian Venture Stock Exchange.

The approval of the members, of the granting of 270,000 stock options granted February 1, 2002 will be sought at the meeting.

The following are the particulars of the 350,000 stock options granted to executive officers and directors of the Company which have been previously approved by the shareholder and accepted by the Canadian Venture Exchange.

Name	**Number of Common Shares**	**Exercise Price Per Share**	**Date Option Granted**	**Expiry Date of Option**
Sharon Ross	25,000	$7.00 amended to $4.00	Sept. 13, 2000	9/13/02
C. Robert Edington C. Robert Edington	25,000 25,000	$7.00 amended to $4.00 $4.00	Sept. 13, 2000 May 9, 2001	9/13/02 5/9/03
Mike Muzylowski	150,000	$7.00 amended to $4.00	Sept. 13, 2000	9/13/02
Bruno J. Mosimann	125,000	$7.00 amended to $4.00	Sept. 13, 2000	9/13/02

The exercise price of the options listed above granted on September 13, 2000 at $7.00 per share and changed to $4.00 per share and granted on May 9th, 2001 at $4.00 per share have been amended to the new exercise price of $3.00 per share by the Company on May 8th, 2002. The company has applied for TSX Venture Exchange approval of this amendment subject to independent shareholder approval.

AUTHORITY TO ISSUE ADDITIONAL SHARES

The only source of additional capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on it ongoing programs, the Company might arrange private placement subscriptions for shares or for securities convertible into shares. The Company may also issue shares for acquisitions.

Shareholders are being asked to approve an ordinary resolution allowing the Company's directors to cause the Company to enter into one or more private placement financing transactions and/or property acquisitions during the ensuing 12 month period which if consummated may result in the issuance of up to 5,000,000 shares or units (each unit consisting of one common share and one warrant) at then market prices (less allowable discounts) and upon such terms as may be approved by the directors of the Company. Management does not have present agreements or understandings to issue these shares, however, it is the policy of the TSX Venture Exchange (the "TSX ") that the shareholders of the Company are required to approve a private placement (including warrants granted as part of such placement) and certain acquisitions for shares if the number of shares to be issued to one placee, or to a group of placees who intend to vote their shares as a group, is equal to or greater than 20% of the number of shares outstanding after giving effect to the issuance of the private placement shares (including the exercise of any warrants attached thereto). In addition, shareholder approval is required if the private placement or other transactions may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block.

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements and/or acquisitions to be entered into during the next 12 months. Blanket approval may obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements.

The private placements and acquisitions will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company, however, the subscription price will comply with the policies of the TSX . The following sets out the policy of the TSX on pricing of private placements.

In a private placement sale of equity shares, the purchase price shall not be less than the "Market Price" for those shares. The TSX defines "Market Price" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to an applicable hold period imposed under the Securities Regulation (which securities are required to be legended if the company is an Exchange Issuer), less the following discounts from the closing price:

Closing Price	Discount
Up to $0.50	25%
$0.51 to $2.00	20%
above $2.00	15%

and not be less that $0.15 per share. Acquisition share issuances are based on the value of the acquitment.

The TSX defines "agreement day" as the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement.

In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement financing transactions or acquisitions with persons who do not deal at arm's length to the Company, the Company may be required to seek shareholder approval for such transactions.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

A non-reporting company controlled by Sharon Ross, an insider of the Company, was $33,481 during the most recently completed financial year for administration, secretarial and bookkeeping services.

A non-reporting company controlled by John Kruzick was issued 100,000 common shares as the second of five scheduled annual option payments under the agreement to acquire a 50% interest in the Afton Property. This schedule of option payments was the subject of a filing accepted by the regulatory authorities and approved by independent shareholders at the Annual General Meeting held on June 19, 2000.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Board of Directors and the Management are not aware that any matters will be brought before the Meeting other that those set forth in Item 1 to 7, inclusive, of the Notice of Meeting. If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their judgment. The enclosed proxy will not be voted with respect to matters set forth in Item 1 of the Notice and the execution of such proxy shall not be construed as either approval of disapproval of any of the reports or financial statements referred to in Item 1.

DATED at Vancouver, British Columbia as of this 14th day of May, 2002.

BY ORDER OF THE BOARD

"John H. Kruzick"

JOHN H. KRUZICK,
President and CEO